May 18, 2012

Ms. Tia Jenkins
Senior Assistant Chief Accountant
UNITED STATES SECURITY AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re:         Cord Blood America, Inc.
 Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 000-50746

Dear Ms. Jenkins:

We reviewed your May 4, 2012 letter (“Letter”) containing comments to Cord Blood America, Inc.’s (the “Company”) 10-K filed with the Commission on April 16, 2012. Please find our response to your comments below, as well as those made during teleconferences between the SEC and Company representatives and auditors on May 10th and 11th respectively.

Comments and Responses

10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Statements of Cash Flows, page F-6

Comment 1
We note the line item “Interest expense on Ironridge Global Transaction” in the amount of $570,960 is presented as a cash flow from operating activities. Based on your disclosures on pages 21 and 27, it appears that this amount relates to the court-approved settlement of the claim through your issuance of shares. Accordingly, if this line item represents a non-cash adjustment to net loss, please revise your line item description to clarify. If this line item represents something else, please revise to clarify what it represents. In addition, please explain to us the basis for classifying settlement amounts in excess of the originally recorded claim as “interest expense” or revise to recharacterize this line item

Response to SEC Comment 1
The basis for classifying the value of the shares issued to Ironridge Global in excess of the originally recorded claim in connection with the settlement agreement as “interest expense” is because entering into a settlement agreement was the method by which the transaction was effectuated.  Ironridge Global, an unrelated party, purchased from certain 3rd parties $260,695.20 in amounts owed by the Company to these 3rd parties. Such amounts due to these creditors were recorded in accounts payable of the Company until such time as this transaction took place. The transaction was akin to borrowing money to repay such creditors and issuing shares as repayment for the borrowing.  As such, the difference between the fair value of the shares issued and the value of the originally recorded claims represents interest expense (finance charge).  As such, the $570,960 is properly classified as “interest expense”, presented with the non-cash adjustments to reconcile net loss to net cash used in operating activities.

We believe the statement of cash flows is clear that this line item represents a non-cash adjustment to net loss and as such, revision is not necessary.

As we are amending our Form 10-Q for the period ended September 30, 2011 we will add further clarification, specifying “non-cash interest expense on Ironridge Global Transaction ”. We expect to have the amended Form 10-Q filed by Friday May 25, 2012.

Comment 2
We read your response to our prior comment one, noting that you corrected the error pertaining to your results of the third quarter 2011 by recording an additional expense of $483,798 in the fourth quarter of 2011. We also note your assertion that based on your analysis, the restatement of your financial statements for the quarter ended and nine months ended September 30, 2011 are not necessary. To provide better transparency to investors about the settlement and the correction of this error, please amend your Form 10-K to include a note describing the terms and timing of the settlement and the nature and amount of your fourth quarter adjustment that pertains to the third quarter. In this regard, please refer to FASB ASC 250-10-50-7 for disclosure guidance.

Response to SEC Comment 2
We are amending our Form 10-Q for the period ended September 30, 2011 to restate the financial statements for the 3-months and 9-months ended September 30, 2011 with respect to this correction of an error. Included in the amendment will be disclosures in accordance with FASB ASC 250-10-50-7, which will include a description of the terms and timing of the settlement. We expect to have the amended Form 10-Q filed by Friday May 25, 2012.

Comment 3
Please confirm to us that when you file your Form 10-Q for the three and nine months ended September 30, 2012, you will show the corrected comparative amounts for the three and nine months ended September 30, 2011 and clearly mark them as “restated‟.

Response to SEC Comment 3
Since we are amending our Form 10-Q for the period ended September 30, 2011 to restate the financial statements for the 3-months and 9-months ended September 30, 2011, there will be no need to mark such financial statements included in the future filing of Form 10-Q for the 3-months and 9-months ended September 30, 2012 as “restated”.

We acknowledge that;

    1.   We are responsible for the adequacy and accuracy of the disclosure in the filing,

    2.    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

    3.   The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 702.914.7250.  Please also note that Matthew L. Schissler is no longer with the Company.  Please provide any future correspondence to my attention.